EUCRATES BIOMEDICAL ACQUISITION CORP.

250 West 55th Street, Suite 13D

New York, New York 10019

October 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ruairi Regan and Brigitte Lippmann

Re:	Eucrates Biomedical Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed September 28, 2022

File No. 001-396509

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated October 4, 2022 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) of Eucrates Biomedical Acquisition Corp. (the “Company”). In response to the Staff’s comments, the Company has revised the Preliminary Proxy Statement and is submitting via Edgar an amended preliminary proxy statement (the “Amended Preliminary Proxy Statement”) with this response letter. For reference purposes, we have restated the comments contained in the Staff’s letter before our responses below.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Securities and Exchange Commission	- 2 -	October 5, 2022

Response to Comment 1:

The Company acknowledges the Staff’s comment, and advises the Staff that one controlling member of its sponsor holds dual U.S. and Greek citizenship and another holds Indian citizenship. The Company has added a risk factor addressing how this fact could impact the Company’s ability to complete its initial business combination to page 12 of the Amended Preliminary Proxy Statement, and will include a similar risk factor in other appropriate future filings under the Securities Act of 1933, as amended and Securities Exchange Act of 1934, as amended. Except as disclosed above, the sponsor does not have substantial ties with any non-U.S. persons.

Very truly yours,

/s/ Parag Saxena
Parag Saxena
Chief Executive Officer

cc:	Daniel Forman, Esq.